HPEC, Inc 2020 Video Script for CF Campaign

We're building the future of healthcare and we're asking you to join us.

HPEC is restoring privacy, security and trust to the doctor patient relationship.

We're eliminating the need for middlemen that erode that relationship, drive up costs and provide little value.

HPEC creates opportunities for secure, direct patient communication that's not reliant on… or influenced by third parties...

We do this by leveraging a new secure technology called Self-Sovereign Identity, or SSI.
HPEC allows us to digitally verify our identity as doctors in order to secure our professional right to work… and to interact directly with our colleagues and patients.

Once Physicians have their HPEC identity they'll then be empowered to interact with their patients in a direct and confidential way.

So… how does it work? You may have noticed that you can log into various pages of the internet using your email or social media identity and passwords … this is called Single Sign-On technology or SSO.

When we use single sign on technology, we don't own or control any of the data that it generates.

Now, in contrast - SSI can similarly be used to log in, but it's 100% owned and controlled by you, as the end user. The Physician would be in complete control over their HPEC identity- with none of their information being stored on a centralized server. When we login with SSI we own our information and we can't be tracked, monitored, or influenced.

The data that we generate as physicians is valuable…. whether it be about our patients or whether it be about our behaviors- our prescribing patterns or our referral patterns.

As a physician I have no control over what happens to the information I've documented about my patients… Most of us currently have no choice… we've become data entry clerks, and in the meantime, we're unknowingly using platforms that capture our patient's data… and then sells it to the highest bidder… They then use data analytics in order to find ways to further deny care to our patients while denying payment to us for our services.

This must end.

Patients want more time with their doctor. They want more control over their healthcare experience. We have the chance to give that to them, and while doing so, we can also regain control over the practice of medicine.

In order to make this a reality we need to build these digital identity solutions, and give them to the physician community, so that's our plan.
We're creating an opportunity for you to own your future… This is our chance… Together we can make it

HPEC - Final Whiteboard Video Script – Simplify Video Joeri Pross – Hypercube Oct 2019

The United States Healthcare system is broken.

Physicians have been disempowered by managed care, and have lost control over the practice of medicine. But a new secure technology has the ability to change that.

This technology can distribute power away from minority stakeholders in our health care system in a process called decentralization.

Decentralization is a community driven process, where individuals on a network each have an equal stake, and can collaborate towards common interests.

HPEC is *from* the physician community, *for* the physician community. Physicians share the common interest of liberating the doctor-patient relationship from the grips of managed care; decentralizing power away from third parties who do not provide value.

The problem is huge, and there hasn't been a consensus on how to address it within the community. That's partially because physicians are experts focused on their particular field, which makes it difficult for them to agree on potential solutions.

HPEC solves this problem by digitally organizing the physician community around shared interests and common goals. while simultaneously allowing them to protect their own individual needs, so they can continue to protect the individual needs of their patients.

The HPEC platform is designed to protect the sovereign rights of those who choose to participate in the network, because the governance protocol will be self directed.

Blockchain technology will ensure the data is secure, and the individual physicians on the network will ensure the network can be trusted.

We can build trust without the need for hierarchy or centralized control when decisions are powered by the collective efforts of practicing physicians on the network.

HPEC - Unlock the Future of Healthcare.

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